UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 2)*

Zeigler Coal Holding Company
(Name of Issuer)

Common
(Title of Class of Securities)


989286109
(CUSIP Number)


Check the following box if a fee is being paid with this statement        .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 989286109               13G                 Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

 3)   SEC USE ONLY


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 5)   SOLE VOTING POWER
      233,400

 6)   SHARED VOTING POWER
      1,702,000

 7)   SOLE DISPOSITIVE POWER
      0.

 8)   SHARED DISPOSITIVE POWER
      2,451,294


 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,451,294


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      80,500


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      8.6


12)   TYPE OF REPORTING PERSON*

      BD/IA


CUSIP No. 989286109               13G                 Page 2A of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman Guardian Portfolio
      13-3697434


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

 3)   SEC USE ONLY


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 5)   SOLE VOTING POWER
      0

 6)   SHARED VOTING POWER
      1,702,000

 7)   SOLE DISPOSITIVE POWER
      0.

 8)   SHARED DISPOSITIVE POWER
      1,702,000


 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,000


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.9


12)   TYPE OF REPORTING PERSON*

      IV
CUSIP No. 989286109               13G                 Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Zeigler Coal Holding Company

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               50 Jerome Lane, Fairview Heights, Illinois 62208

Item 2. (a)    Name of Person Filing:

               Neuberger & Berman, LLC
               Neuberger & Berman Management Inc.
               Neuberger & Berman Guardian Portfolio

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               989286109

Item 3. (a)    /X/  Broker or Dealer registered under Section 15 of the Act


Item 3  (b)    /X/  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

Item 3  (c)   /X/   Investment Company registered under Section 8 of the
                    Investment Company Act

Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               2,451,294

        (b)    Percent of Class:

               8.6

CUSIP No. 989286109               13G                 Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 233,400

          (ii)   Shared Power to vote or to direct the
                 vote: 1,702,000

          (iii) Sole Power to dispose or to direct the disposition of: 0

          (iv) Shared Power to dispose or to direct the disposition of: 2,451,294


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger & Berman LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the securities of many unrelated clients. Neuberger & Berman, LLC does not, however have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Principal(s) of Neuberger & Berman, LLC own 35,500 shares. Principal(s) own these shares in their own personal securities accounts.Neuberger & Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each principal(s)' personal funds and each principal has exclusive dispositive and voting power over the shares held in their respective accounts.

Neuberger & Berman Profit Sharing Retirement Plan owns 45,000 shares. Such shares are held in a securities account in the name of the Plan with Neuberger & Berman, LLC and are held in street name. The Plan's sole beneficial owners are current and former Neuberger & Berman, LLC employees and Principal who are Plan participants. Neuberger & Berman Trust Company ( a wholly owned affiliate of Neuberger & Berman, LLC) is Trustee of the Plan. One Principal of Neuberger & Berman, LLC makes day to day investment decisions for the Plan. Neuberger & Berman, LLC disclaims beneficial ownership of these shares.


With regard to the shares set forth under Item 4.(c)(II),Neuberger & Berman Guardian Portfolio, a Series of Equity Managers Trust beneficially owns 1,702,000 shares or 5.9% of the shares outstanding. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger & Berman Guardian Portfolio which holds such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose.
CUSIP No. 989286109               13G                 Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 1997


By:
     C. Carl Randolph

   _ Principal/General Counsel
     Name/Title

Neuberger & Berman Management Inc.
Neuberger & Berman Guardian Portfolio,
a Series of Equity Managers Trust


By:  ______________________________
     Michael Weiner

THIS REPORT IS BEING FILED AS AN AMENDMENT TO SCHEDULE 13G FILED FOR YEAR-END 1996. THE SOLE PURPOSE OF THIS AMENDMENT IS TO IDENTIFY GUARDIAN PORTFOLIO, A SERIES OF EQUITY MANAGERS TRUST, AS THE ONLY BENEFICIAL OWNER HOLDING OVER 5% OF THE SHARES OUTSTANDING, AS OF YEAR-END 1996, THAT WAS INCLUDED IN THE SCHEDULE 13G FOR YEAR-END 1996. NEVERTHELESS, PLEASE NOTE THE FIGURES REPORTED ON THIS AMENDMENT ARE AS OF THE DATE THIS AMENDMENT WAS FILED.